UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009

Commission file number: 000-30910

VUANCE LTD.
(Translation of registrant’s name into English)

Sagid House “Hasharon Industrial Park”
P.O. Box 5039
Qadima 60920, ISRAEL
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On September 30, 2009, Vuance Ltd. (the “Company”) issued a press release announcing that it has received a Nasdaq Staff Determination letter, dated September 29, 2009, indicating that the Company failed to comply with the minimum stockholders’ equity requirement of $2.5 million as set forth in Listing Rule 5550(b) (formerly Marketplace Rule 4310(c)(3)).  As a result, Nasdaq has notified the Company that the Company’s securities will be delisted from The Nasdaq Stock Market and trading in the Company’s shares will be suspended effective at the open of business on October 1, 2009.

The Company has been advised by Pink OTC Markets Inc., which operates an electronic quotation service for securities traded over-the-counter, that its securities are immediately eligible for quotation in the Pink Sheets effective as of the open of business on October 1, 2009. The Company’s common stock will be quoted under the ticker symbol “VUNCF”.

The Company's securities may, in the future, also be quoted on the Over-the-Counter Bulletin Board (the "OTCBB"), an electronic quotation service maintained by the Financial Industry Regulatory Authority ("FINRA"), provided that a market maker in the Company's securities files an application to register and quote the securities in accordance with SEC Rule 15c2-11, and such application (a “Form 211”) is cleared by FINRA.  Only a market maker, not the Company, may file a Form 211.  There can be no assurance that a market maker will file a Form 211 or that the securities would become eligible to be quoted on the OTCBB on a timely basis or at all. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit Number	Exhibit Title

99.1	Press release of the Company dated as of September 30, 2009.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vuance Ltd. (formerly, SuperCom Ltd.)
/s/ Eyal Tuchman
By:
Name: Eyal Tuchman
Title: Chief Executive Officer

Date: September 30, 2009